VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Iroquois Valley Farmland REIT, PBC
Form 1-A POS Withdrawal
Regulation A Offering Statement on Form 1-A POS
File No. 024-10919

This letter sets forth the request of Iroquois Valley Farmland REIT, PBC for the Withdrawal of its Form 1-A POS to its Regulation A Offering.

Iroquois Valley Farmland REIT, PBC (Applicant) pursuant to Rule 259 of Regulation A and via this 1-A-W filing, hereby applies for the Commission’s consent to withdraw its Form 1-A POS dated May 18, 2023, file number 024-10919.

The Offering Statement was submitted as a Form 1-A POS with previously used file number 024-10919. The correct Offering Statement will be resubmitted under the current Form 1-A POS (024-11881). The Company also affirms that no securities were sold under the Form 1-A POS dated May 18, 2023 referencing file number 024-10919.

If you have any questions or require any additional information with respect to the above, please contact counsel Brett Heeger, Esq. at 213-542-2122 or brett.heeger@gghllp.com. Thank you for your attention to this matter.

Very truly yours,

/s/ Chris Zuehlsdorff
Chris Zuehlsdorff
Chief Executive Officer

cc:	Brett Heeger, Esq.
Gundzik Gundzik Heeger LLP